October 22, 2024

Brian C. Evanko
Chief Financial Officer
The Cigna Group
900 Cottage Grove Road
Bloomfield, CT 06002

       Re: The Cigna Group
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 10-Q for the Quarterly Period Ended June 30, 2024
           File No. 001-38769
Dear Brian C. Evanko:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Commentary: 2023 versus 2022, page 54

1. We note your disclosures of Premiums, Medical costs and other benefit expenses, and
       Selling, general and administrative expenses with changes in each line item attributable to two or more factors. Please revise your disclosure in future quarterly and annual filings by quantifying the impact of each material contributing factor, including any offsetting factors, when explaining the changes in your results of operations from period to period. Refer to Item 303 (a) to (c) of Regulation S-K and
       Section III.D of SEC Release No. 33-6835 for guidance.
Critical Accounting Estimates, page 61

2. Please tell us whether and how management considered disclosing the estimates involved in measuring the assets and liabilities held for sale and the associated the loss
 October 22, 2024
Page 2

       on sale as part of your critical accounting estimates disclosures. Refer to Item
       303(b)(3) of Regulation S-K.
Segment Reporting, page 65

3. In addition to the segment information that is also disclosed in your footnote 25 pursuant to ASC 280, we note that you present several segment measures in your filing, which appear to be non-GAAP financial measures. As examples, additional measures disclosed include Pre-tax adjusted margin by segment, Adjusted expense ratio for Evernorth Health Services and for Cigna Healthcare, Adjusted gross profit and Adjusted pharmacy revenues by distribution channel for Evernorth
Health
       Services. In future filings, please include a reconciliation to the most directly comparable GAAP measure for each non-GAAP measure. In addition, please disclose the reasons why management believes these non-GAAP measures provide useful information to investors required by Item 10(e) of Regulation S-K. Refer to Question
       104.03 of the C&DIs on Non-GAAP Financial Measures for guidance.
4. We note your presentation of Gross Profit, which you define as total revenues less
       Pharmacy and other service costs. However, we also note that no such measure is presented in the financial statements on page 75. Please tell us if your definition of gross profit represents a fully burdened gross profit, and by effect, whether the pharmacy and other service costs line item is inclusive of all costs of revenue consistent with Rule 5-03(b)(2) of Regulation S-X.
Note 6 - Assets and Liabilities of Businesses Held for Sale, page 89

5. We note your disclosure that your estimated pre-tax loss on sale amounted to $1.5 billion for the year ended December 31, 2023, representing in part asset write-downs.
       Please tell us how you considered ASC 360-10-35-39 and determined the loss on sale should be included in Loss on sale of businesses below the line of Income from operations in your consolidated statement of income, citing relevant guidance. We also note your disclosure on page 124 that goodwill transferred to businesses held for sale was $1,553 million during 2023 and the carrying value of goodwill included in assets held for sale was $396 million as of December 31, 2023. Please explain what the difference represents and how you considered the presentation and disclosure requirements under ASC 350-20-45-2 and ASC 350-20-50-2.
Form 10-Q for the Quarterly Period Ended June 30, 2024
Note 17 - Segment Information, page 32

6. We note your disclosure on page 9 that the Evernorth Health Services reportable segment includes the Pharmacy Benefit Services and the Specialty and Care Services
       operating segments, and that the Cigna Healthcare reportable segment includes the
       U.S. Healthcare and International Health operating segments. Please tell us how you considered aggregating or combining these operating segments in determining your reportable segments pursuant to ASC 280-10-50-10 through 50-13. Please compare and contrast aggregated or combined operating segments relative to their economic characteristics and to each of the areas listed in ASC 280-10-50-11a to 11e.
 October 22, 2024
Page 3

Evernorth Health Services Segment
Three and Six Months Ended June 30, 2024 versus Three and Six Months Ended June 30,
2023, page 48

7. We note your disclosure on page 46 regarding different key factors impacting the results of your Pharmacy Benefit Services and Specialty and Care Services. We also note your disclosures of adjusted revenues, gross profit, and pre-tax adjusted income from operations with changes in each measure attributable to two or more factors.
       Please revise your disclosure in future filings by quantifying the impact of each material contributing factor, including any offsetting factors, when explaining the changes in your segment revenues and profitability from period to period. For example, consider separately disclosing the results of Pharmacy Benefit Services and
       Specialty and Care Services, and quantifying impacts from changes in pricing and volume, or by any dimensions that management considers meaningful to investors, or tell us why you do not believe such disclosures are necessary. Please clarify how
          continued affordability improvement    increased your gross profit
and pre-tax
       adjusted income from operations. In addition, where you identify intermediate causes such as higher claims volume and growth in businesses, also describe the reasons underlying the intermediate causes. Refer to Item 303(a) to (c) of Regulation S-K and
       Section III.D of SEC Release No. 33-6835 for guidance.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mengyao Lu at 202-551-3471 or Robert Klein at 202-551-3847 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance